

May 22, 2012

Via E-mail
Mr. Lee Shavel
Chief Financial Officer and Executive Vice
President, Corporate Strategy
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

>   **Re: The NASDAQ OMX Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **File No. 0-32651**

Dear Mr. Shavel:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Goodwill, page F-20

1.   Please provide us with the results of your qualitative assessments and quantitative goodwill impairment tests for 2011. In your response, please tell us how you determined your reporting units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Lee Shavel
The NASDAQ OMX Group, Inc.
May 22, 2012
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief